Free Writing Prospectus to Preliminary Pricing Supplement No. 7,365

Registration Statement Nos. 333-275587; 333-275587-01

Dated April 1, 2025; Filed pursuant to Rule 433

Morgan Stanley

SPXF40D4 Contingent Income Auto-Callable Notes due May 3, 2035

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlier:	S&P® 500 Futures 40% Intraday 4% Decrement VT Index (SPXF40D4)
Automatic early redemption:

If, on any redemption determination date, the closing level of the underlier is greater than or equal to the call threshold level, the notes will be automatically redeemed. No further payments will be made on the notes once they have been automatically redeemed.

Call threshold level:	100% of the initial level
Redemption determination dates:	Beginning after 2 years, monthly
Contingent coupon:	9.50% to 10.50% per annum
Coupon payment dates:	Monthly
Coupon barrier level:	70% of the initial level
Pricing date:	April 30, 2025
Final observation date:	April 30, 2035
Maturity date:	May 3, 2035
CUSIP:	61778JKF6
Estimated value:	$927.50 per note, or within $70.00 of that estimate
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225019240/ms7365_424b2-10221.htm
[1]All payments are subject to our credit risk

Hypothetical Contingent Coupon Payment on Any Coupon Payment Date[1]
% Change in Closing Level of the Underlier on the Related Observation Date	Contingent Coupon Payment
+100.00%	$7.917*
+80.00%	$7.917*
+60.00%	$7.917*
+40.00%	$7.917*
+20.00%	$7.917*
0.00%	$7.917*
-20.00%	$7.917*
-30.00%	$7.917*
-31.00%	$0.00
-40.00%	$0.00
-60.00%	$0.00
-80.00%	$0.00
-100.00%	$0.00
*Assumes a contingent coupon rate of 9.50% per annum

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlier(s)

For more information about the underlier(s), including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The notes do not provide for the regular payment of interest.

●Payment of the contingent coupon is based on the closing level of the underlier on only the related observation date at the end of the related interest period.

●Investors will not participate in any appreciation in the value of the underlier.

●The notes are subject to early redemption risk.

●The market price of the notes may be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The notes will not be listed on any securities exchange and secondary trading may be limited.

●As discussed in more detail in the accompanying product supplement, investing in the notes is not equivalent to investing in the underlier(s).

●The U.S. federal income tax consequences of an investment in the notes are uncertain.

Risks Relating to the Underlier(s)

●No assurance can be given that the investment strategy used to construct the underlier will achieve its intended results or that the underlier will be successful or will outperform any alternative index or strategy that might reference the futures contract.

●The decrement of 4% per annum will adversely affect the performance of the underlier in all cases, whether the underlier appreciates or depreciates. The underlier includes a decrement feature, whereby 4% per annum is deducted daily from the level of the underlier.

●The underlier is subject to risks associated with the use of significant leverage.

●The underlier may not be fully invested.

●The underlier was established on August 30, 2024 and therefore has very limited operating history.

●As the underlier is new and has very limited historical performance, any investment in the underlier may involve greater risk than an investment in an index with longer actual historical performance and a proven track record.

●Adjustments to the S&P® 500 Futures 40% Intraday 4% Decrement VT Index could adversely affect the value of the notes.

●Because your return on the notes will depend upon the performance of the underlier(s), the notes are subject to the following risk(s), as discussed in more detail in the accompanying product supplement.

oHigher future prices of a futures contract to which the underlier is linked relative to its current prices may adversely affect the value of the underlier and the value of the notes.

oSuspensions or disruptions of market trading in futures markets could adversely affect the value of the notes.

oLegal and regulatory changes could adversely affect the return on and value of the notes.

Risks Relating to Conflicts of Interest

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes–United States federal income tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.